June 20, 2012

VIA EDGAR

Justin Dobbie, Legal Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Infinity Cross Border Acquisition Corporation

File No. 333-173575

Dear Mr. Dobbie:

Infinity Cross Border Acquisition Corporation (the “Company” or “it”), is electronically transmitting hereunder our proposed responses to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission dated June 19, 2012, regarding the Amendment No. 8 to Form S-l on Form F-1 (the “Registration Statement”) filed on June 8, 2012. Attached as exhibit A to this letter are a sample of the proposed changed pages to the Registration Statement in response to the Staff’s letter.

General

1.	You state in your most recent amendment that you intend for the program by the sponsors to repurchase the public warrants to comply with the technical requirements of Rule 10b-18 including the timing, pricing, and volume of purchases. Please explain, in detail, how you would see that intention through for each of the requirements of Rule 10b-18, including, for example, how you intend to calculate the volume and price restrictions.

The Company has revised its disclosure to state that the 10b5-1 purchase plan entered into by the sponsors will indicate that the broker effectuating the purchases under the plan must comply with all of the technical requirements of Rule 10b-18. If any of the technical requirements of Rule 10b-18 cannot be complied with, purchases will not be made under the plan. As a result, it is possible that the sponsors will not be able to purchase any warrants under the plan.

2.	Please explain how the program to purchase up to 40% of the public warrants by the sponsors at $0.40 per public warrant complies with the conditions for no-action relief from Rules 101 and 102 of Regulation M extended to Key Hospitality Acquisition Corporation in relation to their Warrant Purchase Agreement in 2005.

The Company hereby advises the Staff that:

•	the terms of the warrant purchases by the sponsors are fully disclosed in the Registration Statement, including the duration of the purchase period, the price to be paid per warrant, and the total dollar amount committed to the purchase program;

•	the agreement pursuant to which sponsors shall purchase the public warrants is memorialized in the 10b5-1 Plan and will be filed as an exhibit to the Registration Statement (the “Purchase Plan”);
•	the warrant purchases will be made pursuant to the Purchase Plan which is a pre-established agreement in accordance with the guidelines in Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) by a broker-dealer who is registered under Section 15 of the Exchange Act;
•	none of the warrants purchased pursuant to the Purchase Plan will be sold or transferred until the completion of a business combination;
•	the Company has revised the Registration Statement to disclose that all warrant purchases by the sponsors will be reported to the Commission and publicly disclosed pursuant to Form 3 or 4 (Initial Statement of Beneficial Ownership of Securities or Statement of Changes of Beneficial Ownership of Securities) which will be voluntarily filed by the Sponsors; and
•	as indicated in the Registration Statement, no bids or purchases of warrants, pursuant to the Purchase Plan, will occur until after 60 calendar days following the date of the Registration Statement.

Further, the Company and the Sponsors agree to comply with the following conditions:

1.	The Sponsors shall provide to the Division of Market Regulation (the “Division”) promptly upon request, a daily time-sequenced schedule of all warrant purchases made by the Sponsors pursuant to the Purchase Plan, on a transaction-by-transaction basis, including: (i) size, broker (if any), time of execution, price of purchase; and (ii) the exchange, quotation system, or other facility through which the warrant purchase occurred;

2.	Upon request of the Division, the Sponsors shall transmit the information as specified in paragraph 2 above to the Division at its headquarters in Washington, DC within 30 days of its request; and

3.	Representatives of the Sponsors shall be made available (in person at the offices of the Division in Washington, DC or by telephone) to respond to inquiries by the Division regarding their purchase(s).

As already indicated in the Registration Statement, any permitted purchases of warrants will commence on the later of 61 days from the date of the prospectus or when the warrants commence separate trading in order that such purchases be made in compliance with the “restricted period” under Regulation M. Under Regulation M, the restricted period could end at a later date if an underwriter were to exercise its over-allotment option to purchase securities in excess of its short position at the time that it completes its initial distribution of securities. In such event, the restricted period would not end until the excess securities were distributed by the underwriter or placed in its investment account. However, EarlyBirdCapital, Inc. has agreed that it may only exercise its over-allotment option to cover its actual short position, if any. Therefore, the restricted period under Regulation M will end on the closing of this Offering.

Risk Factors, page 25

Purchases of our warrants by our sponsors, page 40

3.	You disclose in this risk factor that these warrant purchases could result in liability for manipulation under Section 9(a)(2) and Rule 10b-5 of the Exchange Act. Please revise this risk factor to explain the implications of this potential liability to the company and its shareholders. Please also address more specifically the risks related to the warrants having an artificially high price in the post-offering marketplace.

The Company has revised its disclosure to respond to the Staff’s comment.

We thank the Staff in advance for its consideration of the enclosed and the foregoing responses. Should you have any questions concerning the foregoing responses, please contact our counsel Stuart Neuhauser, Esq., at (212) 370-1300.

Very truly yours,

/s/ Mark Chess
Mark Chess

cc:	Via E-mail

Stuart Neuhauser, Esq.